January 29, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated January 13, 2025

JBS B.V.

Amendment No. 4 to Registration Statement on Form F-4

Filed November 27, 2024

File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated January 13, 2025 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Registration Statement on Form F-4, filed with the Commission on November 27, 2024 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Amendment No. 5 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 5. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

Amendment to Form F-4 filed November 27, 2024

Capitalization, page 68

1.

Refer to the as adjusted column and include as appropriate the respective amount for the equity line item of share capital - JBS S.A. We note the omission of the amount notwithstanding its inclusion in the computation of total equity and total capitalization within this column. Please revise or advise accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the page 70 of Amendment No. 4 to reinstate the applicable amount for the equity line item of share capital - JBS S.A.

Amendment No. 4 to Registration Statement on Form F-4

Index to Financial Statements, page F-1

2.

We note your December 31, 2023, audited financial statements may become older than 12 months at the date of your next amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

The Company respectfully acknowledges the Staff’s comment and has provided the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing in response. Please see Exhibit 99.8.

General

3.

We note your response to prior comment 17. Please revise to prominently disclose in the forepart of your registration statement (e.g., the cover page, Q&A, and/or summary) the disparate tax treatment, clearly stating that the proposed transaction will trigger recognition of capital gains or losses to non-controlling shareholders, while it will be a non-recognition event for controlling shareholders. Revise language that refers to the tax treatment in hypothetical terms, changing “may” to “will,” or include disclosure to explain the related uncertainties. Include relevant cross-references to the related risk factor.

The Company respectfully acknowledges the Staff’s comment and clarifies that it cannot state with certainty that the tax treatment of the Corporate Restructuring will be disparate for its controlling and non-controlling shareholders because of the uncertainties regarding the U.S. federal income, Brazilian and Dutch tax treatment of the Proposed Transaction for non-controlling shareholders, which depends on a number of factors, including questions of interpretation of applicable law as well as the individual circumstances of each shareholder, as discussed in the “Taxation” section of the Registration Statement under the headers “Material U.S. Federal Income Tax Consequences—Consequences of the Proposed Transaction—Consequences of the Merger of Shares and Redemption,” beginning page 298 of Amendment No. 5, “Material Brazilian Tax Consequences—The Corporate Restructuring,” beginning page 306 of Amendment No. 5, and “Material Dutch Tax Consequences—The Proposed Transaction,” beginning page 312 of Amendment No. 5.

For example, as described on page 298 of Amendment No. 5 under “Material U.S. Federal Income Tax Consequences—Consequences of the Proposed Transaction—Consequences of the Merger of Shares and Redemption,” “The Corporate Restructuring is a novel transaction, however, that is not clearly addressed by the Code, Treasury Regulations or guidance from the U.S. Department of the Treasury, and this tax treatment is not free from doubt and the IRS could disagree with this treatment. Thus, it is possible that certain steps of the Corporate Restructuring will be disregarded as transitory for U.S. federal income tax purposes and that the Merger of Shares and Redemption, together with other steps of the Corporate Restructuring, will be treated as part of an integrated transaction qualifying as a nonrecognition transaction.”

To highlight the aforementioned uncertainties in the tax treatment of the Proposed Transaction for non-controlling shareholders, the Company has revised the disclosure in the forepart of the Registration Statement. Please see “Summary—Summary of the Proposed Transaction—Tax Consequences of the Proposed Transaction” on pages 22-23 of Amendment No. 5 (which includes a cross-reference to the applicable risk factor), and the risk factor entitled “Our ultimate controlling shareholders (through LuxCo) and our non-controlling shareholders will be treated differently with respect to certain aspects of the Corporate Restructuring” on page 35 of Amendment No. 5.

4.	Please revise the following risk factors, and disclosure elsewhere as appropriate, to address the following:

•

·We note disclosure on page 51 that, “To the extent that any of our suppliers provides incorrect or incomplete information to the CAR or to us as part of their reporting requirements, we may inadvertently purchase cattle or grain from non-conforming suppliers in violation of our policies, thereby subjecting ourselves to potential liabilities.” If true, revise to disclose that such purchases would violate applicable laws and regulations, in addition to your policies, and specifically address whether the EUDR would be implicated by such purchases. Additionally revise to disclose whether and how you seek to verify information provided by your suppliers, or otherwise take steps to seek to prevent and detect non-conforming supply, rather than characterizing purchases as “inadvertent.”

•

·We note disclosure on page 52 that, “Most of the cattle we process are bred and raised by our suppliers. If we are unable to ensure that the suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties . . . ..” Revise to clarify whether these references are to your direct suppliers, or include indirect suppliers, and to discuss the steps you take to seek to ensure supplier “compliance of all applicable environmental and human rights laws and regulations.”

•

We note your disclosure that the EUDR’s “main obligations will be applicable in December 2024.” Given its current applicability, revise disclosure referring to the EUDR in prospective or hypothetical terms (for instance, “If we are unable to ensure that we are in compliance with the EUDR, we may be subject to fines and other penalties”). Your revised disclosure should directly address whether and to what extent you expect to be in compliance with EUDR requirements, taking into account limitations on your ability to monitor direct and/or indirect supplier compliance.

In addition, update information related to JBS’s 2022 sustainability report in light of the publication of JBS’s 2023 sustainability report.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in response, as follows:

•

The Company has revised the risk factor entitled “Failure by us to meet the commitments we have made regarding our cattle and grain supply chains in Brazil may have a material adverse effect on our business and reputation” on pages 52-53 of Amendment No. 5 to disclose that purchases by non-compliant suppliers would violate applicable laws and regulations, in addition to the Company’s policies. With respect to the EUDR, the Company notes that the applicability of the main obligations of the EUDR has been postponed to December 2025, as further described below. The Company has also deleted the reference to “inadvertent” purchases in the risk factor. The steps the Company has taken to verify information provided by its suppliers to prevent and detect non-conforming supply are detailed under “Regulatory—Cattle and Grain Supply Chains and

Deforestation—Brazilian Cattle Supply Chain,” beginning on page 142 of Amendment No. 5. Please see also the risk factor entitled “We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations” on page 54 of Amendment No. 5.

•

The Company has revised the risk factor entitled “We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations” on page 54 of Amendment No. 5 to clarify that most of the cattle the Company processes are bred and raised by third parties and subcontractors, and that references to compliance with all applicable environmental and human rights laws and regulations apply to direct and indirect suppliers. The steps the Company has taken to verify supplier compliance with applicable laws and regulations, including development of the Transparent Livestock Platform, which seeks to address the challenges inherent in determining environmental compliance in respect of the Company’s indirect suppliers, are detailed under “Regulatory—Cattle and Grain Supply Chains and Deforestation—Brazilian Cattle Supply Chain,” beginning on page 142 of Amendment No. 5.

•

The Company has revised pages 54 and 136 of Amendment No. 5 to reflect that the main obligations of the EUDR, which were initially expected to become applicable in December 2024, are expected to become applicable in December 2025. In addition, the Company has included additional disclosure on page 136 of Amendment No. 5 to clarify that since the EUDR came into force, the Company has been monitoring its implementation to ensure full compliance by the date of application. The recent postponement of EUDR allows the Company to improve its due diligence procedures. This includes assessments related to deforestation, human rights, land use rights, as well as the rights of indigenous peoples and local communities.

In addition, the Company has updated information related to its 2022 sustainability report in light of the publication of its 2023 sustainability report. Please see page 146 of Amendment No. 5.

5.

We note media reports relating to the treatment of Haitian workers at JBS’s plant in Greeley, Colorado. Please revise your disclosure relating to worker safety, employee policies, and union relations to specifically discuss the complaints filed by or on behalf of such workers with relevant regulatory authorities, including the Department of Labor and Equal Employment Opportunity Commission, identifying their basis and status, and assess the material related risks to the Company, including reputational risks.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor entitled “Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects” on pages 60-61 of Amendment No. 5 in response.

6.	Refer to your added disclosure on page xiii. Please revise to remove any implication that the law you cite applies to forward-looking statements in this document.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the page xii of Amendment No. 4 to remove the reference to the law in question.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com or Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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